Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BuildClub, Inc.
66 W Flagler Street, Suite 900,
Miami, CA 33130
https://www.buildclub.com/

Up to $4,077,332.00 in Series A Preferred Stock at $4.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: BuildClub, Inc.
Address: 66 W Flagler Street, Suite 900,, Miami, CA 33130
State of Incorporation: DE
Date Incorporated: August 29, 2016

Terms:

Equity

Offering Minimum: $9,996.00 | 2,499 shares of Series A Preferred Stock
Offering Maximum: $4,077,332.00 | 1,019,333 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives

Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Time-Based Perks

Friends and Family: First 72 hours | 15% bonus shares

Super Early Bird: Next 72 hours | 10% bonus shares

Early Bird Bonus: Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1: Invest $500+ and receive 5% off first order

Tier 2: Invest $1,000+ and receive 10% off first order

Tier 3: Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4: Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5: Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6: Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

BuildClub, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $4.00 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

BuildClub, Inc. is a pioneering retail pricing and data analytics company focused on bringing real-time pricing transparency and competitive intelligence to both consumers and businesses. Our technology scans millions of products across thousands of retail stores daily, providing actionable insights to users through our innovative browser extension and other digital tools.

The Company was originally founded as an on demand service for building materials delivering nationwide. The company scaled rapidly with millions of dollars in sales, delivering over 200,000 items. However, as the startup capital markets changed post Covid, the company recognized there was greater value in marketing its technology that enabled the successful rapid delivery service, rather than delivering the items themselves. Thus, through 2024 the company pivoted to become a retail pricing and data analytics company.

Starting in the $250 billion home improvement market, we serve consumers, contractors, and independent retailers, helping them make smarter purchasing decisions and optimize pricing strategies. BuildClub's scalable technology is poised to expand into other retail sectors such as auto parts, apparel, and groceries, unlocking significant opportunities for growth and value creation.

Business Model

BuildClub generates revenue through a diverse mix of affiliate commissions, subscription services, data licensing, and advertising:

– Affiliate Commissions: Earned when consumers purchase through our platform from partners like Amazon, Home Depot, and Lowe's.

– Subscription Services: Retailers and contractors pay for advanced pricing analytics and tools, such as PriceFinder Pro for wholesale platforms like Orgill and AceNet.

– Data Licensing: Bulk data access and API integrations sold to hedge funds, retailers, and consultants.

– Advertising Revenue: Brands and retailers pay to feature their products within BuildClub's interface.

Corporate Structure

BuildClub, Inc. is a Delaware corporation, originally organized as Collar.Tech, Inc., on August 29, 2016. The company underwent name changes to AI Motion, Inc. on May 25, 2018, and to BuildClub, Inc. on January 7, 2021. BuildClub wholly owns a subsidiary, GSC Development LLC, which supports the company's operations.

Intellectual Property

BuildClub holds one granted patent and has five additional provisional patent applications filed. These patents cover innovative technologies related to pricing intelligence, AI-driven data analytics, and retail tools. Stephen Forte, CEO, has signed over all relevant inventions to BuildClub under an intellectual property agreement, securing the company's technological foundation.

Competitors and Industry

Competitors

BuildClub operates in the rapidly growing pricing intelligence and retail analytics space, where it faces competition from companies like Honey (acquired by PayPal for $4 billion) and Rakuten ($15 billion in annual sales). Competitors in the home improvement market include Home Depot, Lowe's, and regional suppliers, but BuildClub's focus on real-time pricing analytics and data transparency sets it apart.

Industry

The global retail analytics market is projected to grow significantly, with increasing demand for tools that optimize pricing strategies and consumer decision-making. The home improvement industry alone represents a $250 billion market, while BuildClub's scalable technology opens opportunities in sectors like auto parts, apparel, and groceries.

Current Stage and Roadmap

Current Stage

BuildClub has transitioned from an on-demand delivery company to a software-focused business, delivering powerful digital tools for pricing and data analytics. We have launched PriceFinder Pro, a browser extension that overlays wholesale platforms like Orgill and AceNet with real-time pricing insights, and are actively onboarding beta customers.

Future Roadmap

Key anticipated upcoming developments include:

– Full Commercial Launch: Expand PriceFinder Pro to a wider audience of independent retailers.

– DealFinder: Uncover hidden, unadvertised discounts and present them to users in real-time.

– PriceConnect: Allow retailers to upload thousands of SKUs for daily pricing updates and inventory insights.

– Big Data Analytics: Offer data licensing and API access for third-party applications, hedge funds, and predictive analytics.

With these initiatives, BuildClub is well-positioned to revolutionize pricing intelligence and capitalize on the growing demand for real-time data insights across industries.

By focusing on technology-driven innovation, BuildClub is redefining how businesses and consumers approach pricing, empowering smarter decisions, and unlocking new opportunities in retail and beyond.

The Team

Officers and Directors

Name: Stephen Forte

Stephen Forte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, and sole member of the Board of Directors
  Dates of Service: August, 2016 - Present
  Responsibilities: Stephen is leading the effort. He receives $120,000 in annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
BuildClub, Inc., was formed on August 29th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the

future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The BuildClub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The BuildClub could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Forte	6,000,000	Common Stock	52.46%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,019,333 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,514,207 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 293,750 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 906,250 shares to be issued pursuant to stock options issued.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 1,878,572 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The total amount outstanding of Series A Preferred Stock does not include 27,604 shares that may be issued in connection with the Company's recently closed Regulation Crowdfunding offering.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference.

Conversion Rights. Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Software development, operations
  Date: March 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $775,000.00
  Use of proceeds: Software development, operations
  Date: May 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Software development, operations
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Software development, operations
  Date: August 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: September 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: October 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00

Use of proceeds: Software development, operations
Date: October 18, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: Software development, operations
  Date: October 24, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,929,459.54
  Number of Securities Sold: 554,914
  Use of proceeds: Marketing, Research & Development, Company Employment, Operations, and Working Capital
  Date: January 22, 2025
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 75,000
  Use of proceeds: Members added to the advisory board
  Date: November 17, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $220,000.00
  Number of Securities Sold: 38,196
  Use of proceeds: General Operations
  Date: March 24, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $42,285.00
  Number of Securities Sold: 14,095
  Use of proceeds: N/a
  Date: January 22, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

In 2024, the Company fully transitioned its primary focus to the creation and sale of software and digital tools for the building materials industry, spending the year developing new software products like a browser extension, deal site, and price comparison tool. This strategic pivot from a logistics-driven service model to a digital-first platform involved phasing out the physical delivery service. Consequently, net revenue decreased significantly from $1,365,031 in 2023 to $119,998 in 2024. While this transition reduced short-term revenue compared to prior physical operations, it positions the company for stronger scalability, higher margins, and recurring revenue through digital subscriptions, software licensing, data analytics, and affiliate partnerships.

Cost of Sales

Consistent with the shift away from physical product sales and the reduction in revenue, the cost of goods sold decreased dramatically from $1,187,109 in 2023 to $64,846 in 2024. This reduction reflects the lower costs associated with delivering digital products compared to physical materials.

Gross Margins

The company's gross profit was $55,152 in 2024, compared to $177,922 in 2023. The gross margin percentage increased significantly in 2024, rising to approximately 46% ($55,152 / $119,998) from about 13% ($177,922 / $1,365,031) in 2023. This improvement reflects the higher margin nature of software and digital products compared to the sale of hardware products. The company expects gross margins to strengthen further as digital product sales grow.

Expenses

The net loss for 2024 was $1,399,990, compared to a net loss of $1,553,085 in 2023. This represents a reduction in losses of approximately 10%. The decrease is primarily due to significantly lower cost of goods sold and reduced sales and marketing expenses ($65,663 in 2024 vs $106,243 in 2023), reflecting the scaling back of the direct material delivery business and a focus on more efficient software operations. While personnel costs also decreased, general and administrative expenses remained relatively high, and the company recorded an impairment charge on intangible assets ($149,550) and incurred costs related to software development. The company anticipates further improvements as it fully realizes the benefits of its software-focused model.

Historical results and cash flows:

As a growing technology company, BuildClub will continue to raise capital in the near future to support product development, growth initiatives, and expansion into new markets. In 2024, the Company fully completed its pivot from a logistics and delivery-based business model to a software-focused enterprise, centered around AI-powered pricing intelligence and big data analytics.

Following the strategic decision made in late 2022, BuildClub has continued to operate without owning any delivery assets. All deliveries remain fully outsourced, allowing the Company to operate with greater agility and lower overhead. During 2024, BuildClub made no further investments in physical infrastructure or hard assets.

The Company's capital expenditures are now directed almost entirely toward software development, data acquisition, and AI infrastructure. This includes the launch of several digital products such as its consumer and commercial browser extensions, the competitive deal site, and new backend pricing analytics platforms. These products represent scalable revenue streams that require minimal capital expense compared to physical logistics.

Looking ahead, BuildClub plans to continue investing in its technology and software teams while minimizing fixed operational costs. Future capital raised will be directed primarily toward talent acquisition, cloud infrastructure, and sales and marketing to accelerate adoption of its SaaS products and data licensing services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 21, 2024, the Company had $180,383 in cash and cash equivalents on hand. In addition, the Company received support in the form of $40,897 in related party advances, which has helped supplement short-term operational liquidity needs. Going forward, the Company plans to fund operations primarily through a combination of product-driven revenue, strategic partnerships, and continued equity financing as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this StartEngine campaign are a key component of the Company's growth strategy. These funds will be used to accelerate the commercialization of newly developed digital products, expand engineering resources, and scale go-to-market efforts. While these funds are important to support ongoing operations and product development, the Company also has access to additional capital resources. To date, the Company has raised over $6 million from a combination of individual investors, venture capital firms, and strategic partners, including investments and grants from companies such as Microsoft, Google, and Amazon. The Company may choose to raise additional capital outside of the crowdfunding campaign if deemed necessary to support expansion or strategic opportunities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The capital raised from the crowdfunding campaign is necessary to the viability of the company. That said, the Company also has other avenues to access capital, including high net worth individuals, venture capital, strategic and institutional investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The capital raised through this crowdfunding campaign is important to supporting the Company's continued product development, market expansion, and operational growth. While not the sole source of funding, these funds represent a meaningful portion of the capital expected to be used over the next 12 months. The Company has additional access to capital through previously secured investments from strategic partners and venture capital firms, as well as a network of high net worth individuals and institutional investors. These alternative funding channels help ensure the Company's financial viability and position it for long-term success.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum target of $5 million in this campaign, we estimate having at least 24 months of operational runway. This estimate is based on the Company's current cost structure, which includes continued investment in software development, customer acquisition, product marketing, data infrastructure, and general administrative expenses.

With our new SaaS-focused model, minimal capital expenditures, and an outsourced development structure, the Company expects to operate with high efficiency. This level of funding would also support our commercial rollout of PriceFinder Pro and PriceConnect, accelerate enterprise partnerships, and bring the Company to cash flow break-even or profitability within that time frame.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the Company has multiple potential sources of future capital. In addition to its current equity crowdfunding campaign, the Company is in ongoing discussions with several venture capital firms, strategic investors, and industry partners for future financing. The Company also has a track record of raising capital from angel investors, family offices, and institutional backers, and expects these channels to remain available.

Furthermore, BuildClub may pursue debt financing, grants, or strategic partnerships to support its continued expansion. The Company remains flexible and opportunistic in exploring future funding sources that align with its growth strategy and capital needs.

Indebtedness

- Creditor: SBA
  Amount Owed: $47,341.00
  Interest Rate: 3.75%
  Maturity Date: May 22, 2050

- Creditor: Various Shareholders
  Amount Owed: $40,897.00
  Interest Rate: 0.0%
  These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.

Related Party Transactions

- Name of Person: Various Shareholders
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.
  Material Terms: Amount: $40,897, 0% Interest Rate, Due On-Demand

Valuation

Pre-Money Valuation: $45,571,116.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering.

This pre-money valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no convertible debt outstanding. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account 27,604 shares of Series A Preferred Stock that may be issued in connection with the Company's recently closed Regulation Crowdfunding offering.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  94.5%
  We are going to further develop our big data, Al/machine learning, data science, ecommerce website and mobile apps to be leaders in the industry

If we raise the over allotment amount of $4,077,332.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  8.5%
  We plan to continue marketing our services through online and other methods as we open new markets throughout the U.S.

- Research & Development
  39.0%
  We are going to further develop our big data, Al/machine learning, data science, ecommerce website and mobile apps to be leaders in the industry

- Company Employment
  9.0%
  We plan to expand our back office operations and customer service teams to manage the growing sales and new markets.

- Operations
  19.0%
  We need to grow our operational capability as we expand to new markets in the U.S.

- Working Capital
  18.0%
  We plan to use a portion of the capital for working capital necessary as we have an increase in corporate accounts that will be purchasing on terms rather than paying immediately on credit card.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.buildclub.com/ (BuildClub.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/buildclub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR BuildClub, Inc.

[See attached]

BUILDCLUB INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BuildClub, Inc.
Miami, Florida

Opinion

We have audited the accompanying financial statements of BuildClub, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 15, 2025
Los Angeles, California

BUILDCLUB, INC.
BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	375,132	$	245,186
Acccounts Receivable, net		-		5,883
Prepaids and Other Current Assets		80		25,811
Total current assets		**375,212**		**276,880**
Intangible Assets		-		333,406
Total assets	**$**	**375,212**	**$**	**610,286**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	59,666
Credit Cards		45,127		19,029
Due to Related Parties		40,897		-
Current Portion of Loan		2,928		3,352
Accrued Interest		-		11,706
Other Current Liabilities		7,036		25,422
Total current liabilities		**95,988**		**119,175**
Long term debt less current maturities		44,413		42,500
Total liabilities	**$**	**140,401**	**$**	**161,675**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 15,000,000 shares authorized, 8,314,207 and 8,239,207 shares issued and outstanding as of December 31, 2024 and 2023	$	832	$	824
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 1,860,910 and 1,466,630 shares issued and outstanding as of December 31, 2024 and 2023		185		146
Equity Issuance Costs		(142,375)		(83,097)
Additional Paid In Capital		7,706,968		6,461,547
Accumulated Deficit		(7,330,799)		(5,930,809)
Total Stockholders' Equity		**234,811**		**448,611**
Total Liabilities and Stockholders' Equity	**$**	**375,212**	**$**	**610,286**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 119,998	$ 1,365,031
Cost of Goods Sold	64,846	1,187,109
Gross Profit	**55,152**	**177,922**
Operating Expenses		
Personnel	185,984	312,379
Professional Services	78,386	241,059
General and Administrative	995,330	1,056,442
Sales and Marketing	65,663	106,243
Total Operating Expenses	**1,325,363**	**1,716,123**
Net Operating Loss	**(1,270,211)**	**(1,538,201)**
Interest Expense	(2,725)	(24,500)
Other Income/(Loss)	(127,054)	9,616
Loss before provision for income taxes	**(1,399,990)**	**(1,553,085)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,399,990)**	**$ (1,553,085)**

See accompanying notes to financial statements.

BUILDCLUB, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Common Stock		Preferred Stock		Equity Issuance	Additional Paid In	Accumulated	Total Shareholders'
(USD $ in Dollars, except per share data)	**Shares**	**Amount**	**Shares**	**Amount**	**Costs**	**Capital**	**Deficit**	**Equity**
Balance - December 31, 2022	**8,239,207**	**$ 824**	**$ -**	**$ -**	**$ -**	**$ 2,670,151**	**$ (4,372,852)**	**$ (1,701,877)**
Issuance of Stock	-	-	393,595	39	(83,097)	786,797	-	703,739
Owner's Personal Expenses	-	-	-	-	-	-	(4,872)	(4,872)
Convertible Notes Conversion	-	-	1,049,597	105	-	2,226,829	-	2,226,934
SAFE Conversion	-	-	23,438	2	-	74,998	-	75,000
Shareholder Loan Conversion	-	-	-	-	-	382,547	-	382,547
Share-Based Compensation	-	-	-	-	-	320,225	-	320,225
Net loss	-	-	-	-	-	-	(1,553,085)	(1,553,085)
Balance—December 31, 2023	**8,239,207**	**$ 824**	**1,466,630**	**$ 146**	**$ (83,097)**	**$ 6,461,547**	**$ (5,930,809)**	**$ 448,611**
Issuance of Stock	75,000	8	394,280	39	(59,278)	1,243,601	-	1,184,370
Share-Based Compensation	-	-	-	-	-	1,820	-	1,820
Net loss	-	-	-	-	-	-	(1,399,990)	(1,399,990)
Balance—December 31, 2024	**8,314,207**	**$ 832**	**1,860,910**	**$ 185**	**$ (142,375)**	**$ 7,706,968**	**$ (7,330,799)**	**$ 234,811**

See accompanying notes to financial statements.

BuildClub, Inc.
Statements of Cash Flows
For Years Ended to December 31, 2024 and December 31, 2023

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,399,990)	$ (1,553,085)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization of Intangibles	183,856	227,379
Depreciation of Property	-	5,564
Impairment of Intangibles	149,550	-
Share Based Compensation	1,820	320,226
Changes in operating assets and liabilities:		
Accounts Receivable	5,883	9,885
Inventory	-	900
Prepaids and Other Current Assets	25,731	(10,788)
Due to Related Parties	40,897	-
Accounts Payable	(58,177)	39,286
Credit Cards	26,098	16,866
Other Current Liabilities	(30,091)	(113,997)
Net cash used by operating activities	**(1,054,424)**	**(1,057,764)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles, net	-	(174,471)
Sale of Property and Equipment, net	-	53,822
Net cash used in investing activities	**-**	**(120,649)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,184,370	703,739
Convertible Note Conversion	-	2,226,934
SAFE Note Conversion	-	75,000
Shareholder Loans Conversion	-	382,547
Proceeds from capital lease, net	-	(69,250)
Borrowing on SAFE	-	(75,000)
Borrowing on Convertible Notes	-	(1,925,000)
Borrowing on Loans	-	(2,928)
Borrowing on Shareholder Loans	-	(382,547)
Net cash provided by financing activities	**1,184,370**	**933,495**
Change in Cash and cash equivalents	**129,946**	**(244,918)**
Cash and cash equivalents—beginning of year	245,186	490,104
Cash and cash equivalents—end of year	**$ 375,132**	**$ 245,186**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,725	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BuildClub, Inc. was incorporated in the state of Delaware on August 29, 2016. The financial statements of BuildClub, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The Company was originally founded in Silicon Valley as an on-demand supplier of building materials for contractors and homeowners across the United States. While the company successfully launched and operated a physical delivery service, its core technological advantage quickly became clear: its ability to harness AI, big data, and real-time pricing analytics to solve inefficiencies in the building materials industry.

As a result, BuildClub has strategically pivoted from a logistics-driven service model to a digital-first platform focused on software, data, and subscription-based tools. The company now develops and sells innovative digital products—including AI-powered browser extensions, pricing intelligence tools, and retail analytics platforms—that serve both consumers and independent retailers.

While this transition is expected to reduce short-term revenue compared to the prior physical operations, it positions BuildClub for stronger scalability, higher margins, and recurring revenue. The company expects the majority of future revenue to come from digital subscriptions, software licensing, data analytics, and affiliate partnerships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $106,672, while as of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and December 31, 2023, the Company determined that no reserve was necessary.

Software Development Costs – Internal Use Software

For costs incurred in relation to the development of software for internal use, the Company divides each project into the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. As a result of a substantial decrease in revenue, impairment of intangible assets in the amount of $149,550 was recorded for the year ended December 31, 2024, while no such impairment was recorded for the year ended December 31, 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of building materials.

Cost of sales
Costs of sales include hosting fees and other directly related expenses.

Income Taxes
BuildClub, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $65,663 and $106,243, respectively and are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaid expenses and security deposits, account receivables comprise trade receivables, while account payables consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to credit card usage, while other current liabilities comprise primarily sales tax payable.

4. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of Year Ended December 31,	2024	2023
Internal-use software	$ 1,600,390	$ 1,600,390
Intangible Assets, at Cost	**1,600,390**	**1,600,390**
Impairment	(149,550)	-
Accumulated amortization	(1,450,840)	(1,266,984)
Intangible Assets, net	**$ -**	**$ 333,406**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2024, and 2023 were in the amount of $183,856 and $227,379 respectively. During the year ended December 31, 2024, the Company recorded an impairment charge of $149,550.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as common stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 8,314,207 and 8,239,207 common shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares designated as Series A preferred stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 1,860,910 and 1,466,630 Series A preferred shares have been issued and outstanding, respectively.

6. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of three years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Total share-based compensation expenses recognized in the statement of operations were as follows:

As of Year Ended December 31,	2024	2023
Cost of goods sold	$ -	$ -
General and administrative	1,820	320,226
Total share-based compensation	**$ 1,820**	**$ 320,226**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at December 31, 2022	650,000	$ 0.98	8.58
Granted	391,250	$ 1.10	-
Exercised	-	$ -	-
Expired/Cancelled	(10,000)	$ (1.10)	-
Outstanding at December 31, 2023	1,031,250	$ 0.98	7.58
Granted	-	$ -	-
Exercised	-	$ -	-
Expired/Cancelled	(125,000)	$ (1.01)	-
Outstanding at December 31, 2024	906,250	$ 0.99	6.50

7. DEBT

Loans

During the years presented, the Company entered into loan agreements. The details of the Company's loans and the terms are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 50,000	3.75%	Fiscal year 2020	5-22-2050	2,928	44,413	47,341	3,352	42,500	45,852
Total					**$ 2,928**	**$ 44,413**	**$ 47,341**	**$ 3,352**	**$ 42,500**	**$ 45,852**

The summary of the future maturities is as follows:

As of December 31,	2024
2025	$2,928
2026	2,928
2027	2,928
2028	2,928
2029	2,928
Thereafter	32,701
Total	**$47,341**

8. RELATED PARTY TRANSACTIONS

The Company entered into various loans with shareholders, resulting in a liability of $40,897 as of December 31, 2024. The loans do not accrue interest and are due on demand.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (415,797)	$ (461,266)
Valuation Allowance	415,797	461,266
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,562,123)	$ (1,146,326)
Valuation Allowance	1,562,123	1,146,326
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,259,675. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place, and all leases are on a short-term basis. Rent expenses were in the amount of $58,614 and $68,760 as of December 31, 2024, and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

In 2024, the Company was charged $400,000 by Google for services rendered in a single transaction. The Company is currently in the process of disputing the charge with Google. As of December 31, 2024, no accrual has been made to recognize this charge or any potential liability in the financial statements due to the ongoing dispute with vendor.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 15, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net loss of $1,399,990, an accumulated deficit of $7,330,799 and operating cash flow loss of $1,054,424 and liquid assets in cash of $375,132. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF BUILDCLUB

Where Big Data AI Meets a $250 Billion Blind Spot

Our technology finds the best prices for over 1,500,000 items located in 4,000+ retail stores, and displays it to consumers and retailers in a browser extension while shopping on their favorite websites. Starting in the $250 billion home improvement market, we're empowering retail customers with AI-driven data analytics and unlocking opportunities across industries like auto parts, apparel, and beyond. Our platform's foundation in big data and AI analytics positions us to be a leader in pricing intelligence, solving inefficiencies and creating unparalleled value for businesses and consumers alike. Since our 2021 launch as an on-demand materials supplier, we've booked over $5M in sales, gained 77,000+ registered customers, and raised $6M+ from VCs, CEOs and over 1,200 StartEngine investors, as well as receiving grants from Microsoft, Google, Amazon. This is your opportunity to invest in the future of online retail shopping.

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THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
$470
$137
Shining light on the prices you can't see.

$2,072,288.42 Raised ⓘ

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV ›

Get Equity
$4.00 Per Share

RAISED ⓘ	INVESTORS
$2,072,288.42	1,134
MIN INVEST ⓘ	VALUATION
$500	$45.57M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

- **Backed by Industry Leaders:** BuildClub has raised over $6M from CEOs and venture capital firms and received grants from tech giants like Google, Microsoft, and Amazon, showcasing strong investor confidence.

- **Transforming a $250 Billion Industry:** BuildClub aims to revolutionize the home improvement market with cutting-edge AI and big data analytics, solving critical pricing challenges for consumers and retailers.

- **A Proven Model for Success:** Similar to **Honey**, BuildClub is leveraging browser-based technology to create a powerful, scalable solution for price transparency.

- **Our Data Insights are Highly Valuable for Retailers:** In today's economy, **big data is a $600 billion revolution. It's the new digital gold.** BuildClub's data insights are extremely valuable for retailers, Wall Street, and predictive analytics. We plan on leveraging our massive datasets as a revenue stream for our business.

TEAM



Stephen Forte • Founder & CEO

Stephen Forte is the Founder and CEO of BuildClub, leading the charge in transforming retail and construction pricing intelligence. With 15 awarded patents in software and mobile technology, Stephen has a proven track record of building innovative solutions that disrupt traditionally low-tech industries.

Stephen's extensive career includes global leadership roles with operational oversight in 63 countries and P&L responsibilities exceeding $1 billion. A serial entrepreneur, he has founded multiple tech startups, each achieving successful exits, consistently delivering value to stakeholders.

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Pavel Kirakosyan • Director of Engineering

Pavel Kirakosyan brings over 12 years of software development expertise to his role as BuildClub's Director of Engineering. A seasoned professional, Pavel manages all facets of our software development, including database architecture, API design, web development, and system integrations. His experience spans leading teams and delivering successful projects across diverse industries, making him a versatile and effective leader.

Pavel has been instrumental in shaping BuildClub's innovative software architecture. He spearheaded the creation of a lightning-fast API capable of connecting our front-end browser extensions to billions of records, enabling real-time data retrieval with exceptional efficiency. His technical acumen and leadership continue to drive our mission to deliver cutting-edge AI-driven solutions for the building materials industry.

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Maksym Dicktor • Chief Data Scientist & Python Developer

Maksym Dicktor is a highly skilled Data Scientist and Python Developer with over a decade of experience in software development. Holding a Master's degree in Computer Engineering, Maksym has been pivotal in driving BuildClub's ability to process over 17 billion records daily. His advanced algorithms and expertise in data communication, big data, and analytics have revolutionized the efficiency of our operations, enabling us to deliver real-time insights and solutions at scale.

With a robust skill set that spans Data Analytics, Relational and Non-Relational Databases, Machine Learning/Deep Learning Algorithms, Linux, Big Data, Caching Mechanisms, Web Architecture, and multiple programming languages (Python, JavaScript, PHP), Maksym is a true full-stack developer. His contributions have extended beyond technical prowess to include innovative solutions that enhance our data infrastructure and analytics capabilities, a cornerstone of our competitive edge in the industry.

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Tony Luigs • Advisory Board Member
Tony brings significant experience from serving Pro customers at the nation's largest home improvement store. As VP at the Home Depot, Tony was responsible for developing new go-to-market pricing strategies to gain share of wallet with our Pro Customers. He developed a curated Pro marketplace from start-up to a multi-billion double-digit growth platform. Tony also created a new personalized Pro offer engine designed to create awareness and change customer behavior.
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Josh Aranoff • Advisory Board Member
Josh's expertise in leveraging disruptive technologies and driving innovation makes him an invaluable advisor to BuildClub. As the leader of Solution Engineering at Procore, he helps connect construction teams to the tools they need for success. Previously, Josh spearheaded Salesforce's applied innovation and business value programs, guiding Fortune 500 companies in achieving transformational change.
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Christopher Dawson • Advisory Board Member
Chris brings over 20 years of expertise in the electrical construction and communications industry to BuildClub's Board of Advisors. With a decade of experience in data center-focused startups and another decade in New York City's construction sector, Chris has successfully overseen $900 million in public transit projects, including extensive work with the MTA and NYCT signal systems.
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Kenneth Colao • Advisory Board Member
Ken Colao brings over 40 years of leadership in construction innovation and sustainability, making him a vital advisor to BuildClub's mission of transforming the building materials industry. As Founder, President, and CEO of CNY Group, Ken has spearheaded groundbreaking projects and championed sustainable, technology-driven practices, earning his firm B Corp certification for social and environmental excellence.
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Jim Hyman • Advisory Board Member
Hyman Inc., is a major supplier to home improvement stores such as Lowe's, Home Depot and Walmart providing hundreds of products from window coverings to safes.
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James C Henry • Advisory Board Member
JC Henry's legacy of leadership and innovation in the building materials industry brings unparalleled value to BuildClub's mission. As the former owner of EP Henry, a family-owned business with over a century of history, JC helped transform the company into an industry leader in hardscaping. Under his leadership, EP Henry's commitment to innovation, integrity, and respect set the standard for quality, culminating in its acquisition and rebranding as Belgard, now part of Oldcastle APG's family of outdoor brands.
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Oscar Amador • Advisory Board Member
Oscar's extensive expertise in branding, marketing, and business innovation makes him a valuable advisor to BuildClub as it expands its influence in the building materials industry. With over 25 years of experience, Oscar is the founder and President of two leading advertising agencies in Nicaragua, Ogilvy Nicaragua and Huella Publicidad. He has also launched multiple successful outsourcing ventures catering to North American and European markets, specializing in branding, motion graphics, architectural visualization, and legal services.
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Scott Wilcox • Advisory Board Member
Scott brings a visionary approach to custom homebuilding, making him an essential advisor to BuildClub's mission of innovation in the building materials industry. As the founder of W., an exclusive luxury construction company in Australia, Scott has redefined residential construction by integrating cutting-edge technology at every stage—from planning and design to immersive virtual reality models tailored for high-end clients.
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Jeff Marks • Advisory Board Member
Jeff brings over 25 years of expertise as a corporate attorney and entrepreneur, making him an invaluable advisor to BuildClub's growth and strategic initiatives. As a seasoned legal professional, Jeffrey has represented a diverse range of companies—from startups to middle-market firms—across industries such as software, technology, real estate, consumer products, and more. He has advised clients on hundreds of M&A transactions, financings, and IPO preparations, providing critical guidance through complex corporate landscapes. Jeffrey's legal career began at Paul Hastings and includes serving as in-house counsel for FutureLink Corp., a publicly traded Nasdaq high-tech company.
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POWERFUL TECHNOLOGY FOR RETAIL


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
"The global retail analytics market is projected to grow significantly, and BuildClub's platform is positioned to lead this transformation."
Stephen Forte
CEO BuildClub
Lowe's
Home Depot
PRICE
STOCK
DISTANCE
SELLER
$76.38 32 0.55 mi manhattan west 23rd st
$39.00 118 24.87 mi w nyack
$38.78 220 19.42 mi staten island south
$38.78 736 17.44 mi yonkers
$38.78 320 12.55 mi staten island
$38.78 502 12.49 mi springfield gardens
$38.78 632 11.50 mi bronx
$38.78 1637 7.72 mi flushing
$38.78 250 7.48 mi college point

BuildClub is transforming how consumers and retailers find and set prices by leveraging the power of **AI and big data analytics**. Our platform eliminates the guesswork, offering **real-time pricing transparency** for millions of products across major retailers like Home Depot, Lowe's, Amazon, and Ace Hardware. Consumers save money instantly by finding the lowest prices, while independent retailers gain critical tools to stay competitive and maximize profits.

And all of this comparative pricing takes place ***directly in your browser*** while shopping on the official websites of each retailer. Imagine that!


Location-Based Price Comparisons
Appear in the Websites You Already Use.
What can we help you find today?
Best Seller
23/32 in. x 4 ft. x 8 ft. RTD Sheathing Syp
$36.50
Holland Tunnel
3.14 miles
Limit 90 per order
$76.38
Plywood sheathing is used in construction project.
Typical uses are for walls and roof sheathing.
Rigid, durable and overall good utility panels.
View More Details
Manhattan West 23rd St Store
32 in stock Aisle PD, Bay 003

With a foundation in the $250 billion home improvement market, BuildClub is just scratching the surface of its potential—we believe our scalable technology is poised to disrupt industries like auto parts, apparel, and electronics. Backed by **$6M+ in funding** from VCs and over 1200 StartEngine Investors and grants from tech leaders like Google, Microsoft, and Amazon we believe BuildClub is positioned to lead the revolution in **pricing intelligence and retail analytics**. Invest side-by-side with these iconic companies and join us in reshaping how the world shops and does business.

THE BUILDCLUB
RETAIL PRICING INTELLIGENCE

Funded by the Best

Grants Awarded by

Google · aws · Microsoft

Investments from

KINGSCROWD · SUFFOLK TECHNOLOGIES · LAB VENTURES · YPO 47 Members · start engine 1,200+ Investors

Join these iconic companies by investing in BuildClub

**Investors in this offering may be investing on different terms than the investors above. Please review the offering memorandum for complete information*

$5M	72,000+
REVENUE SINCE 2021	REGISTERED USERS

THE PROBLEM: REAL-TIME PRICE COMPARISONS ARE EXTREMELY VALUABLE BUT TIME CONSUMING

- **Consumer Transparency Gap**: Shoppers have limited tools for easily comparing prices across retailers in real-time.

- **Manual Pricing Efforts**: Many retailers rely on **time-consuming manual processes** to update pricing data and track competitors, often involving spreadsheets updated by checking websites one item at a time.

- **Lack of Real-Time Insights**: Without accurate, up-to-date pricing information, retailers risk losing margins or missing opportunities to win customers.

- **Lost Revenue Potential**: Inefficient pricing strategies and outdated data lead to reduced profitability and competitiveness.

Ask Yourself This: Have you ever wondered if the prices you're seeing online are actually the best prices available in your area? It takes a lot of extra work to dig through other locations and company websites to find the answer. Let's take a look at the BuildClub solution that INSTANTLY shows you powerful comparative pricing results directly in your browser while on the official retailer website.


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
Sample price difference from a home improvement store between NY and NJ
500 ft. 16/2 Black Stranded Low-Voltage Landscape Lighting Wire
$470.27
500 ft. 16/2 Black Stranded Low-Voltage Landscape Lighting Wire
$137.50
Have you ever wondered if the prices you're seeing online are actually the best prices available in your area?

BUILDCLUB'S BIG DATA SOLUTION FOR COMPARATIVE SHOPPING

1. PriceFinder Browser Extension

- **For Consumers**: Instantly compare prices across retailers like Home Depot, Lowe's, Amazon, and Ace Hardware while shopping on official retailer websites. For example, a customer can be on Home Depot's website and see the prices for the same item at other nearby Home Depot locations, Lowe's, Ace and more - all without leaving the page you're on.

- **For Retailers**: **PriceFinder Pro** integrates directly into wholesale platforms (e.g., AceNet and Orgill) to show retailers the **real-time competitive prices** for items they're purchasing, helping them make better decisions. When scaled up as a wholesale technology, BuildClub becomes even more valuable.



Perfectly Integrated Into Your Browser.
What can we help you find today?
Menu
Quotes
Lists
Cart
OSB 7/16 Application as 4ft. X 8 ft. Sheathing Panel
$51 80
$14.98
Manhattan West 23rd St
1.66 miles

2. DealFinder (Launching Soon)

- **Spot Pricing Anomalies**: BuildClub scans over 4,000 stores daily to uncover hidden pricing deals and inventory discrepancies, giving consumers access to unadvertised, exceptionally low prices that would otherwise be impossible to find. This would be incredibly difficult and time -consuming to do manually.


THE BUILDCLUB
FINISH FASTER
Stores
Lowe's
Home Depot
PRICE
STOCK
DISTANCE
SELLER
$76.38
32
0.55 mi
manhattan west 23rd st
$39.00
118
24.87 mi
w nyack
$38.78
220
19.42 mi
staten island south
$38.78
736
17.44 mi
yonkers
$38.78
320
12.55 mi
staten island
$38.78
502
12.49 mi
springfield gardens
$38.78
632
11.50 mi
bronx
$38.78
1637
7.72 mi
flushing
$38.78
250
7.48 mi
college point
$38.78
602
6.81 mi
woodhaven blvd/queens
A game-changer for retailers in any industry.

3. PriceConnect (Launching Soon)

- A game-changer for **retailers in any industry**, PriceConnect allows businesses to upload spreadsheets with tens of thousands of product SKUs to BuildClub's platform.
- The tool **automatically updates daily** with pricing, inventory levels, and other competitor details, eliminating the need for manual tracking.
- Retailers gain a comprehensive, **real-time view of their market**, saving hundreds of hours in labor and enabling more informed pricing strategies.
- We see a huge opportunity in this sector.


Pricing Analytics Dashboard
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
Total Volume
50K
Market Share
32.86%
Our Total Volume
16K
Sentiment
68
Sentiment Gap
4
Total Units
1M
% Units Market Share vs. % Units Market Share Rolling 12 Months
Total Units Overall
Total Units YTD Variance %
Total Units YTD
Total Units for 2014
Industry % Market Share YOY Change

The above image shows a product that has not yet been released on the market.

4. Big Data Insights and Analytics

- BuildClub's platform collects and processes 17 BILLION data points daily, offering invaluable **pricing trends, inventory availability, and market insights**.
- This data is critical for retailers, hedge funds, and analysts to:
  - Train AI models for predictive insights.
  - Perform **market forecasts** and **competitor analysis**.
  - Understand and anticipate consumer behavior.

We expect this to be an incredibly valuable revenue stream for our company. If you can see our vision, please follow our campaign. We will be bringing more of this to light as we move forward.


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
Our platform collects and processes
17 BILLION data points daily.


1
GRANTED
PATENTS GRANTED
3
PENDING
PATENTS PENDING

BIG DATA: THE NEW DIGITAL GOLD

In today's digital economy, **big data is one of the most valuable resources**. BuildClub's data repository can serve as the backbone for **AI training models**, **predictive analytics**, and **Wall Street insights**. Whether it's identifying market trends or predicting company performance, BuildClub's data has applications far beyond pricing. As our platform scales, the value of our dataset will scale with it.

Imagine the insights large retailers would gain about customer behavior, inventory and pricing with our technology. According to our research, there is no other resource in this space that provides the type of information we are generating. We believe this will become a powerful revenue stream for our company.

THE OPPORTUNITY: RETAIL ANALYTICS ACROSS INDUSTRIES


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
Our technology is scalable across all retail segments including:
Auto Parts
Offering real-time competitive pricing to independent auto part retailers and repair shops.
Apparel
Helping fashion retailers optimize seasonal pricing and inventory strategies.
Electronics
Enabling consumer electronics retailers to dynamically adjust pricing based on competitor data.
Grocery Stores
Providing supermarkets with daily price updates to compete with chains like Walmart and Amazon.

While BuildClub's initial focus is on the **home improvement market**, our technology is designed for scalability across **all retail segments**, including:

- **Auto Parts**: Offering real-time competitive pricing to independent auto part retailers and repair shops.
- **Apparel**: Helping fashion retailers optimize seasonal pricing and inventory strategies.
- **Electronics**: Enabling consumer electronics retailers to dynamically adjust pricing based on competitor data.
- **Groceries**: Providing supermarkets with daily price updates to compete with chains like Walmart and Amazon.

The **global retail analytics market** is projected to grow significantly, and we believe BuildClub's platform is positioned to lead this transformation. We hope you'll become a co-owner of our company and be part of this venture.


Data Analytics Market Projected Growth of 25% Per Year
Sales (Billion USD)
$700b
$600b
$500b
$400b
$300b
$200b
$100b
$0b
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
"...the global data analytics market is expected to witness expansion with projections showing it skyrocketing from $61.44 billion in 2023 to $581.34 billion in 2033."

*Source

HOW BUILDCLUB MAKES MONEY

We have several diverse and exciting sources of revenue giving us the opportunity to significantly scale.

1. **Affiliate Revenue**: Commissions from Amazon, Home Depot, Lowe's, and others when purchases are made through our platform.
2. **Subscription Services**: Recurring revenue from tools like PriceFinder Pro and **PriceConnect**, offering critical data to retailers for as little as $49/month.
3. **Advertising**: Retailers and brands pay to feature products within the PriceFinder interface.
4. **Data Licensing**: Annual licenses for bulk data, sold to consulting firms, hedge funds, and other enterprises.
5. **Market Data API**: Developers pay for access to BuildClub's extensive datasets to build custom solutions.

The Home Depot and Lowe's stores alone have over 300,000,000 customers, and they are starting to discover how BuildClub's technology can save them big bucks!


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
150 5-star Google Reviews
Mark Jones May 19, 2024
BuildClub's extension is comprehensive in its approach, helping me compare not only prices but also inventory levels and store distance. It's the ultimate shopping companion for all my home renovation needs.
Was this helpful?
Ali Amini May 19, 2024
Thanks to BuildClub, I'm now confident that I'm getting the lowest prices for all my home projects. The popup alerts and comprehensive store info have eliminated the guesswork in shopping.
Was this helpful?
Scott Allison May 18, 2024
Great little price finder for any DIY enthusiast. A must have!
Was this helpful?

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

MORE REASONS TO INVEST IN BUILDCLUB?

1. Proven Traction

- Over **$6 million raised** from Venture capital firms, 50 CEOs, and 1,200+ retail investors.
- Already generating affiliate revenue.

2. Strong Validation

- **$350,000 in grants** from **Google, Microsoft, Amazon and NVIDIA**, showcasing industry confidence in BuildClub's technology.

3. Visionary Leadership

- **Stephen Forte**, CEO, has 15 patents, a history of successful exits, and deep expertise in AI, big data, and retail innovation.

4. A Massive Market

- Initial focus on the **$250 billion home improvement market** with scalability across retail verticals.
- Comparable success stories include:
    - **Rakuten**: Generates $15 billion annually in affiliate and cashback services.

AWARDS

BuildClub has received multiple recognitions within our industry. In 2022 we were chosen by Suffolk Construction - a $6B construction company - to be part of its BOOST program cohort, receiving an investment from Suffolk. And in 2023, we were selected by Come Ventures as one of the top 50 ConTech start ups (source).


BOOST
SUFFOLK
TOP
50
ConTech
STARTUPS
2023
ventures

A WORD FROM OUR CEO

*I want to personally thank you for taking the time to explore our company. BuildClub is at the forefront of the **AI and retail analytics revolution**. By focusing on pricing transparency, we are not only transforming the **home improvement industry** but also creating a foundation to scale across **multiple retail segments**. Our solutions empower consumers, streamline retailer operations, and unlock new opportunities for big data monetization.*

I know you have many options for investing in companies on StartEngine - especially in the technology sector. BuildClub has been my passion for many years. Over that time we have created something truly special and game-changing. I don't say that lightly. This is turning into a force to be reckoned with.

Please consider joining me and my incredible team as we empower customers and retailers with valuable information that they deserve. Everything is getting more expensive these days. It's time that customers and retailers had the tools to fight back.

Thank you,

Stephen Forte

CEO BuildClub

ABOUT

HEADQUARTERS

66 W Flagler Street, Suite 900, Miami, CA 33130

WEBSITE

View Site

Our technology finds the best prices for over 1,500,000 items located in 4,000+ retail stores, and displays it to consumers and retailers in a browser extension while shopping on their favorite websites. Starting in the $250 billion home improvement market, we're empowering retail customers with AI-driven data analytics and unlocking opportunities across industries like auto parts, apparel, and beyond. Our platform's foundation in big data and AI analytics positions us to be a leader in pricing intelligence, solving inefficiencies and creating unparalleled value for businesses and consumers alike. Since our 2021 launch as an on-demand materials supplier, we've booked over $5M in sales, gained 77,000+ registered customers, and raised $6M+ from VCs, CEOs and over 1,200 StartEngine investors, as well as receiving grants from Microsoft, Google, Amazon. This is your opportunity to invest in the future of online retail shopping.

TERMS

BuildClub

Overview

PRICE PER SHARE
$4

VALUATION
$45.57M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$10K - $4.08M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$4,077,332

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,499

MAX NUMBER OF SHARES OFFERED
1,019,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$375,212	$610,286
Cash & Cash Equivalents	$375,132	$245,186
Accounts Receivable	$0	$5,883
Short-Term Debt	$95,988	$119,175
Long-Term Debt	$44,413	$42,500
Revenue & Sales	$119,998	$1,365,031
Costs of Goods Sold	$64,846	$1,187,109
Taxes Paid	$0	$0

Net Income	-$1,399,990	-$1,553,085

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives

Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Time-Based Perks

Friends and Family: First 72 hours | 15% bonus shares

Super Early Bird: Next 72 hours | 10% bonus shares

Early Bird Bonus: Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1: Invest $500+ and receive 5% off first order

Tier 2: Invest $1,000+ and receive 10% off first order

Tier 3: Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4: Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5: Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6: Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

BuildClub, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $4.00 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

04.24.25

The BuildClub's $100k Google Award


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
The BuildClub's $100K Google Award Marks a Turning Point.
Google Cloud Startup Program
Invest in a company that's supported by the best.
Google

The BuildClub proudly announced being selected for the coveted Google Cloud Startup Program, a game-changing endorsement that comes with a substantial $100,000 award. The Google Cloud Startup Program is renowned for identifying and supporting startups with exceptional growth potential. By providing financial resources and access to cutting-edge technology, Google Cloud equips startups to scale and accelerate their development.

This award has been strategically utilized to enhance our technological infrastructure, promising a seamless and efficient experience for our users. At The BuildClub, we've always been driven by a vision to revolutionize retail pricing intelligence. From our humble beginnings as a marketplace in 2021, we've evolved into a key player in the industry. **The Google Cloud endorsement aligns perfectly with our commitment to staying at the forefront of technological advancements.**

This collaboration isn't just about The BuildClub; it's about a community of forward-thinkers, innovators, and investors who believe in the potential of reshaping an entire industry. Our StartEngine investment campaign provides an opportunity for investors to be part of this groundbreaking endeavor.

If you see our vision and the potential for big data AI to bring pricing transparency to industries that use dynamic and variable pricing - please join us by becoming an owner today.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

04.19.25

Our Data Engine is Powering Dynamic Pricing


The future of retail is dynamic pricing
We're the data engine that these future platforms require.
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE

Dynamic pricing is transforming retail — but it's only as powerful as the data driving it.

Tech companies building dynamic pricing engines for retailers like Home Depot, Lowe's, and Ace Hardware need real-time, granular, store-level data to make intelligent price adjustments. That's where BuildClub becomes mission critical.

The Opportunity:

The market is shifting fast. Retailers are deploying Electronic Shelf Labels (ESLs) and AI price optimization tools to enable real-time pricing changes in physical stores — but most tech platforms lack visibility into competitive pricing movements across nearby stores.

BuildClub fills that gap.

We collect 17 billion pricing and inventory records daily from over 4,000 U.S. retail locations, scanning item-level prices at the store level, not just aggregated online feeds.

What We Offer Dynamic Pricing Platforms:

- Hyperlocal Competitive Intelligence Most pricing engines only track national e-commerce pricing (e.g., Amazon). BuildClub captures real-time price shifts at individual Home Depot, Lowe's, Ace, and Menards stores, enabling dynamic pricing platforms to make smarter regional adjustments.
- SKU-Level Change Detection Across Competitors Our system identifies anomalies, price drops, and surges by location, brand, or category — data that's impossible to capture manually and often unavailable via traditional APIs.
- API & Data Licensing Dynamic pricing providers can integrate BuildClub's data directly into their optimization engines, making their tools more precise, responsive, and valuable to retail clients.

Training Fuel for AI Pricing Models

For companies building machine learning models that predict demand and adjust prices, our vast dataset offers the perfect foundation: daily snapshots of competitive behavior, inventory, and historical pricing patterns across thousands of stores.

Why It Matters:

As dynamic pricing goes omnichannel — blending e-commerce with in-store strategies — the ability to respond in real time to what your competitors are doing across town becomes a major competitive advantage.

BuildClub unlocks that insight.

The Big Picture:

Tech companies are racing to build the best pricing algorithms. But without real-time competitive data, even the smartest model is operating blind. With BuildClub, they gain visibility into the entire competitive landscape — from pricing anomalies to regional trends — fueling more accurate, profitable decisions.

We're not just part of the dynamic pricing revolution — we're the engine behind it.

— Stephen Forte Founder & CEO, BuildClub

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.15.25

WE DISCOVERED SOMETHING IMPORTANT!


Our Discovery
Prices can vary between locations.
Sample Price Difference from a Home Improvement Store Between NY and NJ
$470.27
$137.50
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE

We learned a lot when we first started BuildClub. One of the first things we discovered was that many of the nation's home improvement retailers can possibly have up to a 40% difference in product pricing between stores. So NOT just between, say, a Home Depot and Menards or Lowe's or one of the other large players, but even between two different Home Depot or Lowe's locations! Driving an extra three miles might make a material impact on the price a customer might pay.

We run an internal report every day and it shows the amount of items that have a greater than 15% price variation nationwide from the major retailers. We also outline the different pricing between multiple locations of the same retailer as well as their direct competitors. All of this is based on the over 17 BILLION data points that we collect daily.

You'd think you walk in, the prices are fairly stable between store locations, you're gonna buy the item that you want and you walk out. But there are often significant differences in prices for products from one location to the next.

Once people learn about this mostly unknown quirk in the industry, we find that they almost immediately see the value of our browser extension and the new future of comparison shopping that we are actively bringing to the table.

If you see the vision we have, please consider becoming a part of our company by becoming an owner. Even for the minimum investment amount, you could be a part of our forward-thinking tech company!

Thank you for your interest,

Stephen Forte

CEO BuildClub

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.12.25

We Used to Deliver Building Materials!


Behind the Scenes
We used to deliver building materials on-demand to construction sites.
Read about this and more below in our Kingscrowd synopsis.
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE

If you've been following our campaign for a while, you may know about our price comparison technology and our vision to provide a valuable tool to both customers and retailers alike.

But you might not know about where we came from and that we weren't always a browser extension. We've come a long way in our understanding of the $250 billion home improvement industry and where we believe the bigger opportunities are.

Our story is best captured in our company synopsis on the Kingscrowd platform. If you're on StartEngine regularly, we recommend that you take a look at their site.

In the meantime, take a stroll back in time with us on this quick description of our company's history.

From Kingscrowd website:

"BuildClub has made a decisive shift from its initial identity as an on-demand construction materials delivery service to a technology-driven pricing and procurement platform. Where it once pitched itself as a "same-day delivery" solution – even being described as aiming to be the "Amazon Prime for building materials" in its early days – the company has pivoted "hard" toward providing a price-comparison tool for construction supplies.

Its new website tagline invites users to "Shop Home Depot and Lowe's smarter with an AI copilot," underscoring the core of its updated value proposition: using artificial intelligence to help contractors and DIY customers find the best prices and streamline purchasing. Instead of managing a fleet for rapid job-site deliveries, BuildClub now focuses on AI-powered software that scans prices and inventories across thousands of stores. Management has stated that they "shifted from our original on-demand product delivery service to a model that we believe is more scalable, profitable, and most importantly, useful to our 77,000 registered customers."

The platform is often likened to a "Google Flights for construction materials," automatically comparing retail prices on millions of products. In practice, BuildClub's browser extension tracks over 1.5 million items across more than 4,000 retail locations to find the lowest prices in real time. For example, a contractor shopping on HomeDepot.com could get an alert if Lowe's offers a better price for the same item nearby. This real-time price intelligence addresses the industry's traditionally opaque pricing, enabling users to quickly spot savings."

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.10.25

BIG DATA: the New Digital Gold


Big Data
and Analytics
We're more than saving money.
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
start engine
Become an Owner Today!

In today's digital economy, big data is one of the most valuable resources.

Our platform collects and processes 17 BILLION data points daily from home improvement retailers offering invaluable pricing trends, inventory availability, and market insights. From huge gas powered generators to small finishing nails, we're actively collecting pricing data every single day to let customers know where the best prices are. But this data collection is valuable to more than just DIY consumers.

BuildClub's data repository can serve as the backbone for AI training models, predictive analytics, and Wall Street insights. Whether it's identifying market trends or predicting company performance, BuildClub's data has applications far beyond pricing. As our platform scales, the value of our dataset will scale with it.

Imagine the insights large retailers would gain about customer behavior, inventory and product pricing with our technology.

During our preliminary research, we found that MANY hardware store employees perform a slow and tedious exercise in gathering pricing data so that they can compare what they're offering to what their competitors are offering.

According to our research, there is no other resource in this space that provides the type of information we are generating. We believe this will become a powerful revenue stream for our company.

Join the over 1,100 people who have already invested their hard-earned money in price transparency for retailers.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.08.25

$20,000 KINGSCROWD INVESTMENT!


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
$20,000
Investment
from
KINGSCROWD

One of our current investors is KingsCrowd, a leading analyst firm in the crowdfunding space. They invested $20,000 in BuildClub and we are happy to have them onboard!

They have a comprehensive research site on which we scored 4.9 out of 5. This rating reflects their confidence and belief in a crowdfunding company based on their own experience and metrics. We're honored to be supported by this great organization.

We're not just another company in the construction world. We're on a mission to change the game with our innovative tech and new ideas. If this sounds like a company that you want to be a part of, please consider joining us with an investment today!

Warmly,
Stephen Forte

The information provided in this update is for informational purposes only and does not constitute financial or investment advice. Investing in equity crowdfunding is inherently speculative and involves a high degree of risk, including the potential loss of your entire investment. The opinions and research shared by KingsCrowd represent their own analysis and should not be interpreted as a recommendation to invest in BuildClub or any other company. Before making any investment decision, you are strongly encouraged to conduct your own due diligence, consider your individual financial circumstances, and consult with a qualified financial advisor. Past performance is not indicative of future results.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.05.25

VIDEO! A Message from Abu Dhabi!


Inside Abu Dhabi: Expanding Retail Tech Across Borders

Here's a quick message from our CEO Stephen Forte as he continues to travel the world to make BuildClub a success!

Thank you for supporting BuildClub and for considering becoming an owner.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.03.25

VIDEO! Watch Our Webinar Recording


Peeking Behind the Curtain of a $250B Industry | BuildClub Investor Webinar

Here's a recording of the webinar we did last week. Thank you to everyone who attended and asked questions! For everyone who missed it, please take a quick moment to watch. Stephen presents insights about a $250B industry that you might not know about.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.01.25

BIG ANNOUNCEMENT! $500k Investment in BuildClub


THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
BuildClub Secures $500,000 Investment from Relay Human Cloud to Scale AI-Powered Pricing Intelligence
RELAY
HUMAN CLOUD

BuildClub has secured a $500,000 strategic investment from Relay Human Cloud, a global leader in building efficient, cost-effective remote teams.

Unlike traditional cash investments, Relay Human Cloud is contributing $500,000 worth of skilled labor in exchange for preferred stock at BuildClub's current market valuation. This innovative investment structure provides the potential for BuildClub to rapidly scale its full-time workforce without upfront salary costs, accelerating its expansion into new markets while maintaining capital efficiency.

Fueling Growth with Global Talent

This investment will allow BuildClub to expand its team across critical functions, including administration, marketing, social media, and technical development. By leveraging Relay Human Cloud's expertise in global team-building, BuildClub gains access to highly skilled talent at a fraction of traditional hiring costs, further strengthening its ability to scale rapidly.

"Relay Human Cloud invests in companies that are leveraging technology and data to disrupt industries in meaningful ways," said John Rentz, Vice President & General Counsel at Relay Human Cloud. "BuildClub's AI-powered pricing intelligence platform is solving a massive problem in retail by providing real-time pricing transparency. We're excited to support their growth with top-tier global talent and be part of their journey in reshaping the future of retail analytics."

A Major Vote of Confidence in BuildClub's Vision

With this latest investment, BuildClub further solidifies its position as a category-defining leader in AI-driven retail pricing analytics. Having already raised over $6 million from individual investors and top venture capital firms, plus significant grants from Google & Microsoft, BuildClub continues to gain recognition as one of the most promising startups in data-driven retail intelligence.

"This partnership with Relay Human Cloud is a significant milestone for BuildClub," said Stephen Forte, Founder & CEO of BuildClub. "Not only does it validate our business model, but it also provides us with a highly skilled workforce that will help us scale efficiently. This investment allows us to expand our capabilities while keeping operational costs low—positioning us for long-term success."

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.31.25

How Economic Uncertainty Could Be Good For Us



THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
"As consumer price uncertainty increases, we anticipate higher demand for our products."
Stephen Forte
CEO BuildClub
Comparative Pricing Insights Directly in your Browser.

We have a feeling that you've heard about the national economic uncertainty that seems to be affecting a wide range of industries. In our opinion, there is a lot of price variation coming down the pipe that will significantly impact sticker prices for consumers and profit margins for retailers.

If you've been following our campaign on StartEngine, you probably know that our software is an easy-to-use and comprehensive price comparison tool that shows you the best current prices for products in the home improvement industry by competitor AND location.

The reason this is important is because we anticipate many customers will soon be feeling an economic pinch. When people are in this position, they tend to value every opportunity to save money.

From our research, it is incredibly difficult for customers to find the best deals online when shopping industries such as home improvement, auto parts and more. You have to literally go from retailer to retailer comparing prices in every location to find the best deals. It's a lot of work.

Having a powerful browser extension that gathers 17 billion data points everyday to save people money (especially on large purchases) could possibly be a game-changer in economic lows.

For this reason, we anticipate that there will be a higher demand for our products as we move forward. Let us know if you agree with this.

If you see our vision and want to become an early-stage owner of our scalable AI company, please consider investing today.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.25.25

IMPORTANT WEBINAR TOMORROW (WED)!


Tomorrow
Behind the Curtain
of the $250 billion
Home Improvement Industry
Wednesday, March 26 - 10am PST
Click to Register
LIVE WEBINAR
THE BUILDCLUB
RETAIL PRICING INTELLIGENCE
start engine

Click here to register for this insightful reveal of what we believe most people don't know about. Our goal is to give you a behind the scenes look of the massive home improvement industry and their counter-intuitive pricing strategies. We look forward to seeing you there!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1
Invest $500+ and receive 5% off first order

$1,000
Tier 2
Invest $1,000+ and receive 10% off first order

Select

Select

$5,000

Tier 3

Invest $5,000+ and receive 10% off first order + BuildClub swag

Select

$10,000

Tier 4

Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Select

$25,000

Tier 5

Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Select

$50,000

Tier 6

Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

RF

Raja Fattaleh
a month ago

Any thoughts on renaming your company; I have a few ideas. You mentioned Honey, are there other competitors in this field? I understand you have had some grants from Google, AWS etc; any chance they will just undermine your technology and make their own similar software? How do your patents protect you?

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SF

Stephen Forte
BuildClub • a month ago

Hi Raja,

Thanks for reaching out and for the great questions.

To start—while we often reference Honey, we're fundamentally different. Honey focuses on applying coupon codes, even if you're buying at the highest price. BuildClub is focused on something far more valuable: using big data and AI to find the actual lowest price available across both online and local retail stores. If we eventually layer coupons on top of the lowest price—that's a win-win, and we've considered partnerships that could enable that.

We're also unique in that we search physical stores, not just online listings. Our technology checks pricing and inventory store-by-store for thousands of locations across the country. That's a far more complex and powerful challenge than just scanning Amazon listings.

As for Google, AWS, and others—they're amazing partners, not competitors. In fact, AWS recently funded part of our development through their partner SnapSoft. We operate in a specialized space that most big companies aren't focused on. And when they do want to enter, the more likely path is to acquire, not build. That's where we see our opportunity—solving a niche but valuable problem at scale, making us an attractive acquisition target.

Regarding patents—we do have one granted and have invested in IP development. But in today's fast-moving tech world, patents aren't the strongest shield. Unless you're developing pharmaceuticals or core hardware, patents are often not worth defending due to the cost and complexity of litigation. Instead, our strategy is to innovate faster than others can catch up, staying nimble and continually adding value to users. That's our real moat.

We believe there's a 99% chance BuildClub will be acquired through a strategic exit. Our job is to stay focused, move quickly, and make ourselves more valuable every day to potential acquirers in retail, data analytics, and building materials.

Thanks again for following our journey. If you have other ideas or want to chat more, feel free to email me directly!

All the best,
Stephen
CEO, BuildClub

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Theodore Lyons
a month ago

Hi there - what is your most recent burn and cash on hand?

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Stephen Forte
BuildClub • a month ago

Hi Theodore,

Great question! We don't discuss specific financials in public chats for competitive and compliance reasons, but what I can share is that BuildClub operates with an incredibly low burn rate and an ultra-efficient team. We leverage AI tools extensively to develop cost-effectively, keeping our cash requirements minimal while maximizing output.

At the end of the day, it's all about delivering strong returns for our investors. Our strategy is to position BuildClub for a high-multiple trade sale, rather than an IPO. That's why we're very conscious of keeping our valuation attractive—it's far easier for a company to acquire us at $300M than at $1B+. This expands our potential buyer pool and increases the likelihood of a successful exit.

We run a lean, scrappy, and highly agile operation—taking sharp corners at high speed. In today's startup environment, being nimble is everything, and it gives us a significant edge over competitors. There's no better time to be a software startup, and we're incredibly excited for 2025 as we roll out and commercialize the products we developed last year.

Thanks for tracking our progress—hope to have you along for the journey! 🚀

- Stephen

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GH

Grigore Hreniuc
a month ago

Do you deliver the products?
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SF

Stephen Forte
BuildClub • a month ago

Hi Grigore,

Great question! We deliver digital products powered by AI and big data. When we first launched BuildClub, we focused on delivering building materials on demand. While we saw fantastic growth, we quickly realized that our real value wasn't in the logistics of delivery—it was in the data, software, and algorithms that powered it. That's when we made the shift to becoming a retail pricing and data analytics company, bringing real-time price transparency to both consumers and businesses.

Our browser extension helps shoppers find the lowest prices for the products they're already browsing on major retailer websites. Whether you're shopping on Home Depot, Lowe's, Menards, Ace Hardware, or Amazon, our tool alerts you if the same item is available for less at a competing store. What makes us unique? We scan every single store location individually, so shoppers get hyper-local pricing instead of just general online prices.

But it's not just for consumers. Retailers use our technology, too. There are 25,000+ independent hardware stores in the U.S. that order from wholesalers like AceNet and Orgill. Our browser extension overlays on these wholesale websites, showing store owners and purchasing managers the real-time retail prices at nearby competitors. This lets them make smarter pricing decisions and maximize margins—without spending hours manually checking prices.

Right now, we're focused on home improvement, but that's just the beginning. Our technology is built to scale into auto parts, plumbing, apparel, electronics, and more. Plus, the same pricing challenges exist globally, so international expansion is another big opportunity for us.

Thanks for checking us out—big data is the new digital gold, and we're mining it every day. 😃

Best,
Stephen
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KF

Kyle Fishman
2 months ago

hi Stephen, question here: I see the valuation went up from $37 million to $45 million yet the price is still the same at $4 per share?   Why isn't that price growing?
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Stephen Forte
BuildClub • 2 months ago

Hi Kyle. The valuation is essentially the post money valuation of our StartEngine campaign plus other direct investments since the start of the last campaign. So, even though the valuation number is higher, it doesn't really change any of the economics in the investment.

BTW, sorry for the slow reply. I had issues with the platform login.

- Stephen
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SF

Stephen Forte
BuildClub • 2 months ago

I just want to thank everyone who has made our campaign on StartEngine a success. The more than $2 million invested from over 1,000 so far has helped us to grow and expand BuildClub. We see a significant opportunity in the AI/Big Data space for retailers and their customers. I hope you will consider joining us as we aim to make this niche our own.
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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's only been two years since launching the BuildClub, yet we've booked over 5 million dollars in sales and have over 70,000 registered users. I'm Stephen Forte, founder of the BuildClub.

BuildClub solves the problem of finding the best prices on building materials, which can be a daunting task for contractors and homeowners alike. We leverage AI and big data so you can find the lowest prices on building materials in your area with just a few clicks. We scan millions of products from hundreds of stores every day to find the best deals. And we don't just show you the stores with the best prices, we also show you inventory details and last-mile delivery options.

If you have ever used Google Flights or Kayak to find the best prices on airline tickets, then you know what we do for building materials.

Thousands of items from home improvement stores, even from the same company, can have a price difference of 10% to 300% or even more. Yet, historically there has been no easy way to comparison shop... especially for items like lumber, plywood, and other bulk materials. The industry has deliberately made this difficult.... until now.

The small business contractors who make up 98 percent of the industry are leaving thousands of dollars on the table. Imagine a world where you can upload your bill of materials, or even a blueprint, and get back your material list priced out from multiple vendors in seconds. This is the world BuildClub is creating.

I've dedicated nearly three decades of my career to bringing high-tech to low-tech industries, and invested one million dollars of my own money to make the BuildClub the game changer in material sourcing. Saving our customers time and money is why we get out of bed in the morning, and this raise is our chance to partner with you.

We have big plans for our next stage of growth. We're planning on further expanding nationwide in the next several months by adding hundreds of new stores to our platform. We also plan to develop new features and services to make BuildClub even more valuable for our customers.

Join us in creating the future of shopping for construction and home improvement supplies. Become an investor in BuildClub today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BUILDCLUB, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF FEBRUARY, A.D. 2024, AT 6:30 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6100887 8100
SR# 20240368267

Authentication: 202744892
Date: 02-05-24

AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
for
BuildClub, Inc.,
a Delaware corporation

The undersigned, Stephen Forte, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of BuildClub, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 20,000,000 shares. The total number of shares of common stock authorized to be issued is 15,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 5,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, BuildClub, Inc., has caused this certificate to be signed by Stephen Forte, its Chief Executive Officer, on October 1, 2023.

By: ______________________
Stephen Forte, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 02/05/2024
FILED 06:30 PM 02/05/2024
SR 20240368267 - File Number 6100887

Service Request# 20231612783

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

04-25-2023

8003931
STEPHEN FORTE
4300 PARK GRANADA
SUITE 202
BEVERLY HILLS, CA 91302

DESCRIPTION	AMOUNT
6100887 - BUILDCLUB, INC.	
0245E Restated Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$72.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, Two Hour	$500.00
TOTAL CHARGES	$748.00
TOTAL PAYMENTS	$748.00
BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 04/25/2023
FILED 11:25 AM 04/25/2023
SR 20231612783 - File Number 6100887

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BUILDCLUB, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Buildclub, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 30, 2016 as Collar.Tech Inc. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Buildclub, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 201, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is United States Corporation Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 12,160,000 shares. The total number of shares of common stock authorized to be issued is 10,700,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 1,460,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) **"Conversion Price"** shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(b) **"Deemed Liquidation Event"** shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(c) **"Distribution"** shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property, including, but not limited to, in connection with a Deemed Liquidation Event, other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d) **"Original Issue Price"** shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(e) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f) "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

2. Liquidation Rights.

(a) Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon a Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c) Shares not Treated as Both Series A Preferred Stock and Common Stock in any Distribution. Shares of Series A Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Series A Preferred Stock.

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (the "**Conversion Rate**"): (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the

Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, or (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii), are referred to herein as an "**Automatic Conversion Event**").

(b) Voluntary Conversion. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock, at the then effective Conversion Rate.

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the

Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5. Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article XIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of January 15, 2023.

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Stephen Forte, Chief Executive Officer

2

Delaware Division of Corporations

Division of Corporations Survey

401 Federal Street, Suite 4
Dover, DE 19901
Fax: 302-739-7219

On a scale of 1 (unacceptable) to 10 (outstanding), please rate the following questions.

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